SCHEDULE 13G/A

            Under the Securities Exchange Act of 1934

                      (Amendment No. 1)*


                       BROADWING, INC.
                      (Name of Issuer)

  7.25% Convertible Preferred Stock (Series A) Due 3/31/2007
                (Title of Class of Securities)

                         111620209
                       (CUSIP Number)


                      December 31, 2000
   (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:


	[x]	Rule 13d-1 (b)

	[ ]	Rule 13d-1 (c)

	[ ]	Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.



1.  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	(1) Highbridge Capital Corporation - not applicable
	(2) Highbridge Capital Management, LLC - 13-3993048

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)  [   ]
	(b)  [   ]

3.  SEC USE ONLY


4.  CITIZENSHIP OR PLACE OF ORGANIZATION

	(1) Highbridge Capital Corporation - Cayman Islands,
	British West Indies
	(2) Highbridge Capital Management, LLC  - State of Delaware

5. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER

	0

6. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER

	0

7. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER

	0

8. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER

	0

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
	[   ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	0.0%

12. TYPE OF REPORTING PERSON

	(1) Highbridge Capital Corporation - BD
	(2) Highbridge Capital Management, LLC  - CO



Item 1.

(a)  Name of Issuer

	Broadwing, Inc.

(b)  Address of Issuer's Principal Executive Offices:

	201 East Fourth Street
	Cincinnati, OH  45202

Item 2.

(a)  Name of Person Filing
	(1)  Highbridge Capital Corporation
	(2)  Highbridge Capital Management, LLC

(b)  Address of Principal Business Office or, if none, Residence
	(1)  Highbridge Capital Corporation
	The Anchorage Centre, 2nd Floor
	Harbor Drive, George Town,
	Grand Cayman, Cayman Islands, British West Indies

	(2)  Highbridge Capital Management, LLC
	767 Fifth Avenue, 23rd Floor
	New York, New York  10153

(c)	Citizenship
	(1)  Highbridge Capital Corporation - Cayman Islands,
		British West Indies
	(2)  Highbridge Capital Management, LLC - State of Delaware

(d)  Title of Class of Securities
	7.25% Convertible Preferred Stock (Series A) Due 3/31/2007

(e)  CUSIP Number		111620209

Item 3.	 If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a) X Broker or Dealer registered under Section 15 of the Act
	(Highbridge Capital Corporation)
(b)   Bank as defined in section 3(a)(6) of the Act
(c)   Insurance Company as defined in section 3(a)(19) of the act
(d)   Investment Company registered under section 8 of the Investment
	Company Act
(e) Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

	Highbridge Capital Management, LLC is the trading manager of Highbridge Capital Corporation. Highbridge Capital Management, LLC is exempt from registration as an investment adviser. The persons at Highbridge Capital Management, LLC who actually exercise the power to dispose of and the power to vote the investments of Highbridge Capital Corporation are registered as registered representatives of Highbridge Capital Corporation, a registered broker/dealer.

(f) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 240.13d-1(b)(1)(ii)(F)
(g)   Parent Holding Company, in accordance with 240.13(d)(ii)(G)
	(Note: See Item 7)
(h)   Group, in accordance with 240.13d(b)(1)(ii)(H)

Item 4.	Ownership

(a)  Amount Beneficially Owned                                        0
(b)  Percent of Class                                                 0%
(c)  Number of shares as to which such person has:
      (i) sole power to vote or to direct the vote                    0
     (ii) shared power to vote or to direct the vote                  0
    (iii) sole power to dispose or to direct the disposition of       0
     (iv) shared power to dispose or to direct the disposition of     0

Item 5.	Ownership of Five Percent or Less of a Class

	Inapplicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

	Inapplicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired
the Security Being Reported on By the Parent Holding Company

	Inapplicable

Item 8.	Identification and Classification of Members of the Group

	Inapplicable

Item 9.	Notice of Dissolution of Group

	Inapplicable

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose of effect.

	SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

		February 8, 2001
		Date

		/s/  Howard Feitelberg
		Signature

     Howard Feitelberg / Controller, Highbridge Capital Corporation
	Name/Title


		February 8, 2001
		Date

		/s/  Ronald S. Resnick
		Signature

     Ronald S. Resnick, Managing Director, Highbridge Capital Management, LLC
	Name/Title